Exhibit 99.1

Liquid Media Announces Closing of USD$6.0 Million Registered Direct Offering of Common Shares

VANCOUVER, British Columbia, March 22, 2021 (GLOBE NEWSWIRE) -- Liquid Media Group Ltd. (the “Company”, “Liquid Media” or “Liquid”) (Nasdaq: YVR), today announced that it has closed its previously announced registered direct offering of 1,791,045 of its common shares, at a purchase price of USD$3.35 per share.

H.C. Wainwright & Co. acted as the exclusive placement agent for the offering.

The gross proceeds from the offering were approximately USD$6.0 million. The Company intends to use the net proceeds from the offering for working capital purposes, expanding existing businesses or acquiring or investing in businesses, debt reduction or debt refinancing, capital expenditures and other general corporate purposes.

The common shares described above were offered and sold by the Company in a registered direct offering pursuant to a “shelf” registration statement on Form F-3 (Registration No. 333-237982), including an accompanying prospectus, previously filed with the Securities and Exchange Commission (the “SEC”) and declared effective on May 15, 2020. The offering of the common shares was made only by means of a prospectus supplement that forms a part of the registration statement. A final prospectus supplement and accompanying prospectus relating to the registered direct offering was filed with the SEC and is available on the SEC's website located at http://www.sec.gov. Electronic copies of the prospectus supplement and the accompanying prospectus may also be obtained by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by phone at (212) 856-5711 or e-mail at placements@hcwco.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is a business solutions company empowering independent IP creators to package, finance, deliver and monetize their professional video IP globally. Liquid’s end-to-end solution will enable professional video (film/TV & video game) creation, packaging, financing, delivery & monetization, empowering IP creators to take their professional content from inception through the entire process to monetization. Liquid Media’s executive team is comprised of CEO Ronald W. Thomson (global media business leader), President Charlie Brezer (serial entrepreneur), Chief Financial Officer and Managing Director Daniel Cruz (previously of Canaccord Financial), Chairman Joshua Jackson (actor/producer, television and film), Director Stephen Jackson (Northland Properties), and Director Nancy Basi (veteran media and entertainment expert), who each bring decades of industry expertise and significant passion to advance the Company’s mission.

Additional information is available at www.LiquidMediaGroup.co.

Cautionary Note Regarding Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "potentially" and similar expressions, or are those, which, by their nature, refer to future events. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Such factors include, but are not limited to, developments related to the COVID-19 pandemic, regulatory actions, market prices, continued availability of capital and financing, and general economic, market or business conditions and other risks described in the Company’s filings with the SEC, including under the heading “Risk Factors” in the Company’s most recently filed Annual Report on Form 20-F and any other filings with the SEC. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Further information:

Daniel Cruz

Liquid Media Group Ltd.

+1 (416) 489-0092

pg@liquidmediagroup.co